Exhibit 10.1
BEFORE THE
PENNSYLVANIA PUBLIC UTILITY COMMISSION

Pennsylvania Public Utility Commission,
Docket No. R-00061346

Duquesne Industrial Intervenors And Industrial Energy Consumers Of Pennsylvania

Irwin A. Popowsky, Consumer Advocate	Docket No. R-00061346C0001

Office Of Small Business Advocate

Pennsylvania Large Energy Users Coalition	Docket No. R-00061346C0002

V.	Docket No. R-00061346C0005

Duquesne Light Company	Docket No. R-00061346C0007

JOINT PETITION FOR SETTLEMENT OF ALL ISSUES

TO THE HONORABLE LARRY GESOFF, ADMINISTRATIVE LAW JUDGE:
I. INTRODUCTION
     The Office of Trial Staff (“OTS”) of the Pennsylvania Public Utility Commission (“Commission”), the Office of Consumer Advocate (“OCA”), the Office of Small Business Advocate (“OSBA”), Duquesne Industrial Intervenors (“DII”), Pennsylvania Large Energy Users Coalition (“PLEUC”), International Brotherhood of Electrical Workers Local 29 (“IBEW”), Constellation NewEnergy, Inc. (“CNE”), NRG Energy Center Pittsburgh LLC (“NRG”), Reliant Energy, Inc. (“Reliant Energy”), Citizen Power, Inc. (“Citizen Power”), Citizens for Pennsylvania’s Future (“PennFuture”), Community Action Association of Pennsylvania

(“CAAP”), Retail Energy Supply Association (“RESA”), Strategic Energy, LLC (“Strategic Energy”), Direct Energy, LLC (“Direct Energy”), Comcast of California/Pennsylvania/Utah/ Washington, Inc. (“Comcast”), Wal-Mart Stores East, LP (‘“Wal-Mart”), and Duquesne Light Company (“Duquesne Light”), parties to the above-captioned proceeding (hereinafter collectively referred to as “Joint Petitioners”), hereby join in this Joint Petition For Settlement Of All Issues (“Settlement”) and respectfully request that the Administrative Law Judge recommend and the Commission approve all terms and conditions of this Settlement as set forth below.1
     As fully set forth and explained below, the Joint Petitioners have agreed to a settlement of all issues in this proceeding. The Settlement provides for increases in rates, as set forth in the form of tariff supplement attached as Appendix “A” and the proof of revenues attached as Appendix “B” to this Petition, designed to produce a net increase in annual distribution operating revenues of $117,000,000, based upon the level of operation for the twelve months ended December 31, 2006, as adjusted for ratemaking purposes.2 The Settlement also provides for approval of a Transmission Service Charge (“TSC”) described in detail as a Rider in the retail tariff Appendix “A”. The TSC contains retail transmission rates designed to produce approximately a $19.2 million transmission revenue increase and provides for reconciliation of actual transmission costs and revenues.3

1	The Industrial Energy Consumers of Pennsylvania (“IECPA”), a party to this proceeding, does not object to the settlement.

2.	The Settlement reflects a roll-in of estimated 2006 state taxes and tax rates into base rates. Duquesne proposes to set the State tax adjustment surcharge (“STAS”) at 0% effective with the effective date of settlement rates in this proceeding. The STAS may change or the retail rates may be adjusted to reflect changes to STAS-related taxes in effect for calendar year 2007.

3.	The transmission rates are designed on the assumption that all customers are POLR customers. To the extent that a customer selects an electric generation supplier (“EGS”), Duquesne Light recovers less transmission revenue and the customer pays the EGS for transmission service.

II. BACKGROUND
     In support of this Settlement, Joint Petitioners state the following:
     1. Duquesne Light provides electric distribution and transmission service to approximately 580,000 customers in Allegheny and Beaver Counties, Pennsylvania. Duquesne Light is a “public utility” and an “electric distribution company” as defined under the Public Utility Code, see 66 Pa. C.S. §§ 102 & 2803, serving customers within its certificated service territory approved by this Commission and subject to the regulatory jurisdiction of this Commission. Duquesne Light also serves as Provider of Last Resort (“POLR” or “Default Service”) to customers that are not being served by an electric generation supplier (“EGS”).
     2. On April 7, 2006, Duquesne Light filed with the Commission its Tariff Electric-Pa. P.U.C. No. 24, to become effective June 6, 2006. Therein, Duquesne Light requested approximately $143.7 million in additional annual distribution rate revenues based upon a future test year of December 31, 2006. Duquesne Light also informed the Commission that transmission service charges reflected in retail rates are expected to increase by approximately $19.2 million.4
     3. Tariff Electric-Pa. P.U.C. No. 24 was suspended by operation of law pursuant to Section 1308(d) of the Public Utility Code, 66 Pa.C.S. § 1308(d), for up to seven months or until January 6, 2007, unless permitted by Commission Order to become effective at an earlier date.
     4. By Order entered May 4, 2006, the Commission initiated an investigation of Duquesne Light’s proposed general rate increase. The matter was assigned to the Office of

4.	This is an estimate of the transmission increase that the Company anticipates submitting to the Federal Energy Regulatory Commission (“FERC”) for approval. The actual increase will be reviewed by FERC subject to its rules, regulations and procedures.

Administrative Law Judge and the Honorable Larry Gesoff (the “ALJ”) was assigned to preside over the proceeding. 5
     5. OTS filed its notice of intervention and OCA, OSBA, DII, IECPA, PLEUC and four residential customers filed complaints against the proposed general rate increase. In addition, IBEW, CNE, NRG, Citizen Power, PennFuture, RESA, Strategic Energy, Direct Energy, Reliant Energy, Comcast, CAAP and Wal-Mart filed Petitions to Intervene.
     6. An initial prehearing conference was scheduled for May 12, 2006. Prior to the initial prehearing conference, the parties agreed to a procedural schedule. Parties participating in the prehearing conference filed their respective prehearing memoranda identifying potential issues and their expected witnesses.
     7. The initial prehearing conference was held May 12, 2006. At the prehearing conference, the ALJ adopted the schedule agreed to by the parties. Prior to the prehearing conference, the parties agreed to discovery rules for the above-captioned proceeding, which included shorter response times than those provided in the Commission’s regulations, that were so implemented by the ALJ. See 52 Pa. Code §§ 5.321 et seq. At the prehearing conference, the ALJ modified these rules to provide that parties attempt to resolve discovery disputes by telephone, and that in the event parties were unsuccessful in resolving their disputes, they were to send interrogatories and objections to the ALJ for a further telephone discussion. At the prehearing conference, the ALJ further ordered that Duquesne Light work with the OCA to discuss the location and timing of public input hearings.

5.	Originally, both ALJ Gesoff and ALJ Michael A. Nemec were jointly assigned to this proceeding with ALJ Gesoff as Lead Judge. Subsequently on July 10, 2006, ALJ Gesoff informed the parties that he would be the sole presiding ALJ after the conduct of the public input meetings.

     8. Also on May 12, 2006, the ALJ issued a Prehearing Order. In the Prehearing Order, the ALJ listed the parties that had filed notices of intervention, petitions to intervene and complaints to date. The ALJ specifically noted the OTS Notice of Intervention and granted the Petitions to Intervene of IBEW, CNE and NRG. The ALJ further ordered that the parties submit a proprietary order for approval and set forth the rules regarding electronic service of documents, discovery, scheduling of witnesses and common brief outline, instructions for briefs and the scheduling of public input hearings as discussed at the prehearing conference.
     9. As directed by the Prehearing Order, Duquesne Light successfully worked with the OCA to schedule public input hearings. One public input hearing was held on July 12, 2006, in Beaver Falls, Pennsylvania, and two public input hearings were held on July 13, 2006, in Pittsburgh, Pennsylvania.
     10. Also pursuant to the ALJ’s May 12, 2006, Prehearing Order, on June 15, 2006, Duquesne Light filed a Motion for Protective Order and submitted a form for the Protective Order with the Commission. On June 19, 2006, the ALJ issued an Order approving the Protective Order.
     11. On June 21, 2006, the ALJ issued the First Interim Order. In the First Interim Order, the ALJ listed the parties that had filed petitions to intervene. The ALJ noted that he had granted the Petitions to Intervene of IBEW, CNE and NRG at the prehearing conference held on May 12, 2006. The ALJ also granted the Petitions to Intervene of Citizen Power, PennFuture, RESA, Strategic Energy, Direct Energy, Reliant Energy, Comcast, CAAP and Wal-Mart.
     12. The Joint Petitioners undertook substantial formal and informal discovery in this proceeding. Pursuant to the procedural schedule adopted by the ALJ, OTS, OCA, OSBA, PennFuture, Comcast, CAAP, CNE, NRG, Wal-Mart, DII, Direct Energy and Strategic Energy

submitted direct testimony on July 7, 2006. Duquesne Light, OTS, OCA, OSBA, DII, Direct Energy and Strategic Energy submitted rebuttal testimony on August 2, 2006. OTS, PennFuture, DII, Direct Energy and Strategic Energy submitted surrebuttal testimony on August 16, 2006.
     13. The Joint Petitioners held multiple settlement conferences to attempt to amicably resolve all outstanding issues in the case. As a result of these conferences and the efforts of the Joint Petitioners to examine and resolve the issues in the proceeding, a settlement in principle of all issues was achieved by the Joint Petitioners prior to the dates scheduled for evidentiary hearings. The Joint Petitioners requested the ALJ to cancel hearings and the ALJ did subsequently direct that the hearings be canceled.
     14. The Joint Petitioners have been able to agree to this instant Settlement covering all issues. Joint Petitioners have agreed to a base rate increase and have also agreed to a rate design to implement said increase. The Joint Petition provides for adjustments to retail transmission rates under the Transmission Service Charge (“TSC”) Rider. The Joint Petition also provides for the continuation and expansion of Duquesne Light’s Customer Assistance Program (“CAP”) and Low Income Usage Reduction (“LIURP” or “Smart Comfort”) Program. The Joint Petitioners are in full agreement that the Settlement is in the public interest as being in the best interests of both Duquesne Light and its customers.
     15. The effect upon the average residential POLR customer’s total monthly bill as a result of the Settlement is as follows:6

6.	Monthly bills exclude Seams Elimination Charge Adjustment (“SECA”) charges expected to expire prior to the effective date of settlement rates.

	Effective on Date of Rate Filing	Proposed	As Settled

Residential Customer (600 kWh/mo.)	$63.87/mo.	$75.86/mo.	$74.23/mo.
     16. The Settlement is set forth in the following Section.
III. SETTLEMENT PROVISIONS
     17. The Joint Petitioners agree as follows:
REVENUE REQUIREMENT

a.	Duquesne Light will be permitted to increase distribution rates designed to produce an increase of $117 million in annual operating revenues based upon the billing determinants as proposed by Duquesne Light for the 12 months ended December 31, 2006, as adjusted for ratemaking purposes.

b.	The increased rates reflect the following specific components:
(1)	A 45.0% common equity ratio,

(2)	The Settlement rates reflects a level of pension expense based upon expected Pension contributions of $20 million per year. Duquesne Light commits to fund $20 million annually to its pension plans during the period rates set in this proceeding remain effective, provided that such funding does not exceed the amount that is deductible under the Internal Revenue Code, in which case, Duquesne Light will fund the amount that is deductible. If the ERISA minimum contribution exceeds $20 million, Duquesne Light will contribute the ERISA minimum. The Settlement rates reflect $2.681 million of Other Post Employment Benefits Expenses. Duquesne Light will be permitted to employ the accounting treatments set forth in its testimony and supporting data responses with regard to Pensions and OPEBs. Duquesne Light St. Nos. 2, 2-R and Exhibits SSB 1-20.

(3)	Participation in the Customer Assistance Plan (“CAP”) reflected in the revenue requirement is 27,000 customers. Duquesne Light withdraws Rider 21, the Universal Service Rider; provided, however, that Duquesne Light may seek recovery of additional CAP costs outside a general rate proceeding if participation levels substantially exceed 27,000 or there are substantial changes to the CAP. Parties to this Settlement will not oppose recovery on the basis that recovery of these increased costs on an interim basis may only be permitted in a general rate proceeding. All parties reserve the right to oppose expansion or changes to CAP or to raise issues relating to recovery of additional CAP costs on any other basis.

(4)	Duquesne Light will increase annual Low-Income Usage Reduction Program (“LIURP or Smart Comfort”) funding by $350,000 from $1,181,000 to $1,531,000 to permit the Company to provide LIURP service under its existing program to up to 2,250 customers per year.

(5)	Duquesne Light’s jurisdictional separation study of distribution and transmission costs is approved.
REVENUE ALLOCATION AND RATE DESIGN

c.	The Settlement increase in revenues will be allocated to the classes as set forth in Appendix “C”. The revenue allocation scales back Duquesne Light’s proposed distribution increases to the classes in a non-proportional manner to provide for further movement of the classes toward system average return. The results of non-proportional scale back are shown in Appendix C.

d.	Residential Rate Design — Duquesne will be permitted to increase the Rate RS, Rate RH and Rate RA customer charge to $7.00/month. The Rate RS energy charges will also be increased to recover the remaining increase to the RS class. The Rate RH and Rate RA energy charges will be designed in the same manner as originally proposed to recover the remaining revenue. The resulting rates are shown in Appendices A and B.

e.	All Other Classes — The increase for each other class will be recovered first from the proposed customer charge. The remaining revenue increase will be recovered using the rate design for demand and energy charges as originally proposed.

f.	Duquesne Light will continue Rule 4 under its current terms with the exception that it will be revised to apply only to distribution charges.

g.	The credit for untransformed service under Rate L will be increased to $.70/kW/mo. The additional revenue deficiency resulting from the increased credit will be reflected in the Rate L demand charges in this proceeding.

h.	In its next general rate proceeding, Duquesne Light will present an evaluation of the potential for separating the GS/GM rate schedule and, if deemed appropriate, propose a separation.
RIDERS

i.	Rider 21, Universal Service Charge, will be removed under the terms set forth in paragraph 17b.3.

j.	Rider 20, DSIC is withdrawn.

k.	Duquesne will be permitted to implement the Transmission Service Charge (“TSC”) as filed in Exhibit NJDK-1 of Duquesne Light Statement No. 14, and attached as part of Compliance Tariff (Appendix “A” hereto). Retail transmission rates will be set using the formulas set forth in the TSC to achieve the rate in effect under the PJM Interconnection, LLC Open Access Transmission Tariff (“OATT”) when distribution rates become effective. Any change in OATT rates will be reflected and reconciled under the procedures set forth in the TSC.

OTHER ISSUES

l.	Duquesne Light will evaluate the proposals of other parties relating to energy conservation and education, time of use metering and economic development and will make proposals deemed by it to be appropriate as to such matters in its filing to implement POLR rates effective January 1, 2008, subject to recovery of costs commencing with completion of such proceeding. The parties agree not to contend that recovery of such costs is permissible only in a general rate proceeding. All parties reserve the right to oppose or seek to modify any proposal made by Duquesne Light and to oppose recovery of costs on any other basis.

m.	Duquesne Light will provide a contribution of $1.5 million per year for each of the four years 2007 through 2010 to be administered by the Pennsylvania Energy Development Authority (PEDA) to fund renewable energy projects that meet the requirements of Tier 1 technologies specified in the Alternative Energy Portfolio Standards Act (Act 213) and/or to fund energy efficiency and energy education projects. At least 75% of the funds will be expended on projects located in the service territory of Duquesne Light and the remaining 25% of the funds may be spent on projects that benefit directly the customers of Duquesne Light’s service territory.

n.	The parties agree to consider the development of a Purchase of Accounts Receivables (“POAR”) program for suppliers serving residential and small commercial customers in Duquesne Light’s territory as a potential alternative to full unbundling of POLR costs in distribution rates. If unanimous agreement (or agreement not to oppose) by the parties is achieved on POAR, the parties agree that there will be no further unbundling of POLR costs in the POLR proceeding. If unanimous agreement (or agreement not to oppose) among the parties is not forthcoming by October 31, 2006, the parties agree that issues concerning further unbundling of distribution costs will be addressed in the proceeding to establish Default Service rates effective January 1, 2008 and Duquesne Light will submit an analysis in that proceeding addressing the further unbundling of distribution costs, including the issue of further unbundling of uncollectible accounts expense and the potential of purchasing EGS account receivables. All parties reserve the right to: (1) claim that it is inappropriate to unbundle any cost that is not avoidable by Duquesne Light when a customer elects to obtain supply service from an EGS and to the timing of implementation; (2) assert that a POAR plan should be implemented in lieu of full POLR cost unbundling; or (3) oppose such proposal on any other grounds. Duquesne Light will not contend in such proceeding that unbundling of distribution rates cannot be undertaken in such proceeding because it is not a general rate proceeding.

o.	As part of Duquesne Light’s filing to establish Default Service (i.e. POLR) rates effective January 1, 2008, Duquesne Light will submit an analysis addressing whether any portion of Duquesne Light’s operations is subsidizing its affiliates, including its affiliate EGS, Duquesne Light

Energy. Duquesne Light may also include an analysis of whether any portion of Duquesne Light’s operations is subsidizing other EGSs.

p.	Duquesne Light agrees to utilize a consolidated billing program which accepts “rate ready” bill information from participating EGSs.

q.	Duquesne Light, to strengthen its commitment to the development of the competitive market, will:
(1)	Convene meetings including (i) biannual service meetings with interested EGSs, and include participation from Duquesne Light’s Supplier Service Center and the operational personnel of EGSs that are serving customers in Duquesne Light’s service territory, to discuss retail supplier issues, and (ii) one additional meeting per calendar year among Duquesne Light, all interested EGSs, and interested Commercial and Industrial customers to discuss customer choice issues.

(2)	In conjunction with the meetings described in (1) above, review and modify, as necessary, Duquesne Light’s Supplier Coordination Tariff and adopt criteria to measure Duquesne Light’s customer service levels to EGSs. If Duquesne Light modifies its Supplier Coordination Tariff separately, it will provide 30 days’ written notice to EGSs and large Commercial and Industrial customers that have participated in the meetings described in (1) above before filing its proposed modifications with the Commission.

(3)	Duquesne Light will, within thirty (30) days following the entry of the Commission’s Order approving this Settlement, provide EGSs with the name and direct contact information of an employee at the level of Director or above of the Company who is empowered to resolve operational issues and competitive retail market issues.

(4)	Duquesne Light will meet with EGSs and other parties to this proceeding to obtain input from the parties prior to making its filing to establish POLR rates to become effective January 1, 2008.

IV. THE PUBLIC INTEREST
     18. This Settlement was achieved by the Joint Petitioners after an extensive investigation of Duquesne Light’s filing, including extensive informal and formal discovery and the filing of direct, rebuttal and surrebuttal testimony by a number of the Joint Petitioners.
     19. Acceptance of the Settlement will avoid the necessity of further administrative and potential appellate proceedings at what would have been a substantial cost to the Joint Petitioners and Duquesne Light’s customers.
     20. The Settlement Rates will allocate the agreed upon revenue requirement to each customer class in a manner that is reasonable given the rate structure and cost of service positions advanced in the testimony and exhibits of the various parties.
     21. Attached to this Settlement Petition are the respective Statements in Support of a number of the Joint Petitioners setting forth the basis upon which they consider the Settlement to be fair, just and reasonable and therefore in the public interest. The Joint Petitioners respective Statements in Support are attached hereto as Appendix D.
V. SETTLEMENT CONDITIONS
     22. This Settlement is conditioned upon Commission approval of all terms and conditions contained herein without modification. If the Commission modifies the Settlement, then any Joint Petitioner may elect to withdraw from this Settlement and may proceed with litigation and, in such event, this Settlement shall be void and of no effect. Such election to withdraw must be made in writing, filed with the Secretary of the Commission and served upon all Joint Petitioners within five (5) business days after the entry of an order modifying the Settlement.
     23. The Joint Petitioners acknowledge and agree that this Settlement, if approved, shall have the same force and effect as if the Joint Petitioners had fully litigated this proceeding.

This Settlement shall be considered to have the same effect as full litigation of this proceeding resulting in the establishment of rates that are Commission-made, just and reasonable rates.
     24. This Settlement is proposed by the Joint Petitioners to settle all issues in the instant proceeding. If the Commission does not approve the Settlement and the proceedings continue to further hearings, the Joint Petitioners reserve their respective rights to present additional testimony and to conduct full cross-examination, briefing and argument. The Settlement is made without any admission against, or prejudice to, any position which any Joint Petitioner may adopt in the event of any subsequent litigation of this proceeding.
     25. This Settlement may not be cited as precedent in any future proceeding, except to the extent required to implement this Settlement.
     26. The Commission’s approval of the Settlement shall not be construed to represent approval of any party’s position on any issue, except to the extent required to effectuate the terms and agreements of the Settlement in this and future proceedings involving Duquesne Light.
     27. It is understood and agreed among the parties that the Settlement is the result of compromise, and does not necessarily represent the position(s) that would be advanced by any party in this proceeding if it were fully litigated.
     28. This Settlement is being presented only in the context of this proceeding in an effort to resolve the proceeding in a manner which is fair and reasonable. The Settlement is the product of compromise. This Settlement is presented without prejudice to any position which any of the parties may have advanced and without prejudice to the position any of the parties may advance in the future on the merits of the issues in future proceedings except to the extent necessary to effectuate the terms and conditions of this Settlement. This Settlement does not preclude the parties from taking other positions in proceedings of other public utilities under Section 1308 of the Public Utility Code, 66 Pa.C.S. § 1308, or any other proceeding.
     29. A copy of the Settlement will be served upon the customer complainants.
     30. If the ALJ adopts the Settlement without modification, the Joint Petitioners waive their rights to file Exceptions.
VI. CONCLUSION
     WHEREFORE, the Joint Petitioners, by their respective counsel, respectfully request as follows:
     1. That Administrative Law Judge Larry Gesoff recommend and the Commission approve this Settlement including all terms and conditions thereof;
     2. That the Commission’s Investigation at R-00061346 and the Complaints of DII and IECPA, OCA, OSBA, and PLEUC at R-00061346C0001, R-00061346C0002, R-00061346C0005, and R-00061346C0007 be marked closed;
     3. That all other Complaints associated with this proceeding, including the Complaints at R-00061346C0003, R-00061346C0004, R-00061346C0006, and R-00061346C0008 be dismissed; and

     4. That the Commission enter an Order consistent with this Settlement, terminating the proceeding and authorizing Duquesne Light Company to file the tariff attached as Appendix “A” effective as provided herein.

Respectfully submitted,

/s/Michael W. Gang		Date:	9/13/06

Michael W. Gang, Esquire David B. MacGregor, Esquire Anthony D. Kanagy, Esquire Gary Jack, Esquire
For:	Duquesne Light Company

/s/Robert V. Eckenrod		Date:	9/14/06

Charles Daniel Shields, Esquire Robert V. Eckenrod, Esquire
For:	Office of Trial Staff

/s/David T. Evrard		Date:	9/13/06

Tanya J. McCloskey, Esquire David T. Evrard, Esquire Darryl Lawrence, Esquire
For:	Office of Consumer Advocate

/s/Steven C. Gray		Date:	9/14/06

Steven C. Gray, Esquire Sharon E. Webb, Esquire
For:	Office of Small Business Advocate

/s/Scott J. Rubin		Date:	9/12/06

Scott J. Rubin, Esquire
For:	International Brotherhood of Electrical Workers Local 29

/s/George Jugovic, Jr.		Date:	9/14/06

George Jugovic, Jr., Esquire
For:	Citizen’s For Pennsylvania’s Future

/s/Pamela C. Polacek		Date:	9/13/06

David M. Kleppinger, Esquire Pamela C. Polacek, Esquire Adam L. Benshoff, Esquire
For:	Duquesne Industrial Intervenors

/s/Thomas Brogan		Date:	9/13/06

Thomas Brogan, Esquire W. Gregory Rhodes, Esquire Brian J. Knipe, Esquire
For:	Constellation NewEnergy, Inc. NRG Energy Center Pittsburgh LLC Reliant Energy, Inc.

/s/John E. McCaffrey		Date:	9/6/06

Harvey L. Reiter, Esquire John E. McCaffrey, Esquire Jaime S. Dibble, Esquire
For:	Citizen Power, Inc.

/s/Joseph L. Vullo		Date:	9/6/06

Joseph L. Vullo, Esquire
For:	Community Action Association of Pennsylvania

/s/Kevin J. Moody		Date:	9/6/06

Daniel Clearfield, Esquire Kevin J. Moody, Esquire
For:	Strategic Energy, LLC Direct Energy, LLC Retail Energy Supply Association

/s/Geoffrey A. Sawyer, III		Date:	9/14/06

Geoffrey A. Sawyer, III, Esquire Jerry C. Harris, Jr., Esquire
For:	Comcast of California/Pennsylvania/ Utah/Washington, Inc.

/s/Scott H. DeBroff		Date:	9/12/06

Scott H. DeBroff, Esquire Stuart Sacks, Esquire
For:	Wal-Mart Stores East, L.P.

/s/Paul F. Forshay		Date:	9/12/06

Theodore H. Jobes, Esquire Steven S. Goldenberg, Esquire Paul F. Forshay, Esquire
For:	Pennsylvania Large Energy Users Coalition